1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

VIA EDGAR Correspondence

January 17, 2013

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	iShares Trust
File Nos. 333-92935 and 811-09729
Post-Effective Amendment No. 1,027

Ladies and Gentlemen:

On behalf of iShares Trust (the “Trust”), we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,027 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A.

The Amendment relates to the following fund (the “Fund”), a series of the Trust:

S000044143                          iShares Treasury Floating Rate Bond ETF

The Amendment is being filed pursuant to Rule 485(a) under the 1933 Act and amends Post-effective Amendment No. 1,003, which is related to the same series of the Trust.

By separate letter, the Trust is responding to comments given by the staff of the SEC in connection with its review of the Registration Statement. Also by separate letter, the Trust is requesting acceleration of the effective date to January 29, 2014.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin Haskin

Benjamin Haskin

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

January 17, 2013

cc:	Ed Baer
Aaron Wasserman
Joel Whipple
Michael Gung